SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about shareholders’ resolutions”

Mexico City, April 29, 2024. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX], announces that its shareholders meeting approved, among others, the following matters:

Dividend

The payment of an ordinary dividend of MXP$0.48 (forty-eight peso cents) per share. The dividend will be payable to each of the shares of AMX capital stock, in cash and in two installments of MXP$0.24 (twenty-four peso cents) each, on July 15 and November 11, 2024.

Buyback Program

The allocation of MXP$15,000 million as AMX’s buyback program fund, for the April 2024 – April 2025 period, adding to such amount the outstanding balance of the buyback program for the period April 2023 – April 2024. Pursuant to this resolution, the buyback program fund for April 2024 – April 2025 period equals MXP$15,276 million.

Board of Directors

The ratification of the following members of AMX’s Board of Directors and Executive Committee:

Board of Directors

Carlos Slim Domit (Chairman)	Claudia Jañez Sánchez
Patrick Slim Domit (Cochairman)	Rafael Moisés Kalach Mizrahi
Antonio Cosío Pando	Francisco Medina Chávez
Pablo Roberto González Guajardo	Gisselle Morán Jiménez
Daniel Hajj Aboumrad	Luis Alejandro Soberón Kuri
Vanessa Hajj Slim	Ernesto Vega Velasco
David Ibarra Muñoz	Oscar Von Hauske Solís
Alejandro Cantú Jiménez (Corporate Secretary) Rafael Robles Miaja (Corporate Pro-Secretary)

Executive Committee

Carlos Slim Domit (Chairman)

Patrick Slim Domit

Daniel Hajj Aboumrad

As well as the appointment of Claudia Jañez Sánchez as member of the Audit and Corporate Practices Committee, and the ratification of the former members of said committee, which consists of:

Audit and Corporate Practices Committee

Ernesto Vega Velasco (Chairman)

Pablo Roberto González Guajardo

Claudia Jañez Sánchez

Rafael Moisés Kalach Mizrahi

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact